Ecopetrol successfully issues USD 1.5 billion in bonds in the international market as part of its refinancing strategy and financing of the investment plan 2023

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC, “Ecopetrol” or the “Company”) informs that, as part of its refinancing strategy and financing of the 2023 investment plan, it successfully placed External Public Debt Bonds in the international capital market, based on the authorization issued by the Ministry of Finance and Public Credit through Resolution 1592 of June 28, 2023. The operation was approved by the Company´s Board of Directors on January 26 of this year, and closed under the following conditions:

Results
Term	5.5 years	10 years (reopening)
Transaction date	June 28, 2023	June 28, 2023
Settlement date (t+5)	July 6, 2023	July 6, 2023
Maturity date:	January 19, 2029	January 13, 2033
Principal:	US$1.2 billion	US$300 million
Yield:	8.625%	9.000%
Coupon:	8.625%	8.875%
Coupon frequency:	semi-annually
Credit Rating (Moody’s/S&P/Fitch)	Baa3 / BB+ / BB+

The issuance book reached a value of more than US$3.8 billion, equivalent to approximately 2.5 times the amount placed, and included demand from around 200 investors from the United States, Europe, Asia and Latin America. The conditions obtained ratify the confidence of investors and the international financial sector in the company, as well as a good market environment.

The use of the proceeds of the issuance is for the financing of the organic investment plan, as well as other expenditures.

In the development of this transaction, the Company prepared a presentation for investors that can be found at the following link:

https://www.ecopetrol.com.co/wps/wcm/connect/971c114f-1183-4dec-9d82-95f45113910a/Ecopetrol_Investor+Presentation_6.28.2023+pag+web.pdf?MOD=AJPERES&attachment=false&id=1687986340471

The documents regulating the offering were filed with the U.S. Securities and Exchange Commission (SEC) and can be consulted at the following link:

https://www.sec.gov/edgar/browse/?CIK=1444406&owner=exclude

The Company has filed a registration statement (including a prospectus and a prospectus supplement) with the United States Securities and Exchange Commission for the offering of securities mentioned in this communication. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. Any offering of the securities will be made only by means of the prospectus and the accompanying prospectus supplement.

Bogota D.C., June 28, 2023

-----------------------------------------

Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets (a)

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Juan Guillermo Londoño

Email: juan.londono@ecopetrol.com.co